Sainsbury's

82-913

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA




06012201

Ext: 6505
Fax: 020 7695 6505
Your Ref:
Our Ref:
Date: 22 March 2006

SUPPL

Dear Sir

J Sainsbury plc announces: Change to operating board

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 21 March 2006.

Yours faithfully

David Kinnair
Company Secretariat

dw 4/4

21 March 2006

J Sainsbury plc: change to operating board

Sainsbury's today announces a change to its operating board. Tim Pile, chief executive officer of Sainsbury's Bank plc, has agreed to step down from his role with immediate effect. Jim Kinloch, currently Finance Director, will manage Sainsbury's Bank in the interim, until a successor is announced. Jim will report to Darren Shapland, chief financial officer of Sainsbury's, who will take on operating board responsibility for Sainsbury's Bank.

Justin King, chief executive of Sainsbury's said "Tim has been with the Bank for more than four years, and has led us through a period of enormous change. As the Bank continues to grow we believe it is now the right time to look for new leadership."

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

21 March 2006

J Sainsbury plc: change to operating board

Sainsbury's today announces a change to its operating board. Tim Pile, chief executive officer of Sainsbury's Bank plc, has agreed to step down from his role with immediate effect. Jim Kinloch, currently Finance Director, will manage Sainsbury's Bank in the interim, until a successor is announced. Jim will report to Darren Shapland, chief financial officer of Sainsbury's, who will take on operating board responsibility for Sainsbury's Bank.

Justin King, chief executive of Sainsbury's said "Tim has been with the Bank for more than four years, and has led us through a period of enormous change. As the Bank continues to grow we believe it is now the right time to look for new leadership."

Enquiries:

Investor relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

21 March 2006

J Sainsbury plc: change to operating board

Sainsbury's today announces a change to its operating board. Tim Pile, chief executive officer of Sainsbury's Bank plc, has agreed to step down from his role with immediate effect. Jim Kinloch, currently Finance Director, will manage Sainsbury's Bank in the interim, until a successor is announced. Jim will report to Darren Shapland, chief financial officer of Sainsbury's, who will take on operating board responsibility for Sainsbury's Bank.

Justin King, chief executive of Sainsbury's said "Tim has been with the Bank for more than four years, and has led us through a period of enormous change. As the Bank continues to grow we believe it is now the right time to look for new leadership."

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

21 March 2006

J Sainsbury plc: change to operating board

Sainsbury's today announces a change to its operating board. Tim Pile, chief executive officer of Sainsbury's Bank plc, has agreed to step down from his role with immediate effect. Jim Kinloch, currently Finance Director, will manage Sainsbury's Bank in the interim, until a successor is announced. Jim will report to Darren Shapland, chief financial officer of Sainsbury's, who will take on operating board responsibility for Sainsbury's Bank.

Justin King, chief executive of Sainsbury's said "Tim has been with the Bank for more than four years, and has led us through a period of enormous change. As the Bank continues to grow we believe it is now the right time to look for new leadership."

Enquiries:

Investor relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

21 March 2006

J Sainsbury plc: change to operating board

Sainsbury's today announces a change to its operating board. Tim Pile, chief executive officer of Sainsbury's Bank plc, has agreed to step down from his role with immediate effect. Jim Kinloch, currently Finance Director, will manage Sainsbury's Bank in the interim, until a successor is announced. Jim will report to Darren Shapland, chief financial officer of Sainsbury's, who will take on operating board responsibility for Sainsbury's Bank.

Justin King, chief executive of Sainsbury's said "Tim has been with the Bank for more than four years, and has led us through a period of enormous change. As the Bank continues to grow we believe it is now the right time to look for new leadership."

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

21 March 2006

J Sainsbury plc: change to operating board

Sainsbury's today announces a change to its operating board. Tim Pile, chief executive officer of Sainsbury's Bank plc, has agreed to step down from his role with immediate effect. Jim Kinloch, currently Finance Director, will manage Sainsbury's Bank in the interim, until a successor is announced. Jim will report to Darren Shapland, chief financial officer of Sainsbury's, who will take on operating board responsibility for Sainsbury's Bank.

Justin King, chief executive of Sainsbury's said "Tim has been with the Bank for more than four years, and has led us through a period of enormous change. As the Bank continues to grow we believe it is now the right time to look for new leadership."

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood